Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 07/30/18	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210
5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315
6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

SEC Mail Processing
AUG 01 2018
Washington, DC
18002780

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: July 30, 2018

By: *[signature]*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 30th day of July, 2018.

[signature]
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

MIAX Options

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

July 30, 2018

SEC Mail Processing
AUG 01 2018
Washington, DC

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Miami International Securities Exchange, LLC ("MIAX")
Amendment No. 2018-10 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment No. 2018-10 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit F – New Membership Forms

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Exhibit F

EXHIBIT F

Exhibit Request:

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**

2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**

3. **Any other similar materials.**

Response:

Exhibit F is hereby amended as set forth below.

1. MIAX/PEARL Pre-Application Survey Form

2. MIAX/PEARL Member Application

3. MIAX/PEARL Amendment to Member Application

4. MIAX Market Maker Member Guarantee

5. MIAX/PEARL Clearing Member Give-Up Authorization and Guarantee

6. MIAX/PEARL User Agreement

7. MIAX Sponsored Access Agreement

8. MIAX/PEARL Statutory Disqualification Notice

9. MIAX Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Firm Applicant

10. MIAX Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Individual Applicant

11. MIAX/PEARL Exchange Data Agreement

12. MIAX/PEARL Affiliated Companies List – Schedule A to Exchange Data Agreement

13. MIAX/PEARL Data Feed Request Form – Schedule B to Exchange Data Agreement

14. MIAX/PEARL Service Facilitator List – Schedule C to Exchange Data Agreement

15. MIAX/PEARL Market Data Subscriber Agreement – Schedule D to Exchange Data Agreement

16. MIAX/PEARL Market Data Policies

17. MIAX/PEARL Service Bureau Agreement

18. MIAX/PEARL Extranet Connection Agreement

19. MIAX/PEARL Extranet Information Form – Schedule A

20. MIAX/PEARL Universal Give-Up and Designated Clearing Advisement

21. MIAX/PEARL Volume Aggregation Request Form

22. MIAX Stock-Tied Give Up Authorization and Guarantee **[New Form Attached]**

23. MIAX Stock-Tied Complex Order Authorization **[New Form Attached]**

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

STOCK-TIED GIVE UP AUTHORIZATION AND GUARANTEE

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Name of Exchange Member	MPID
Name of Clearing Member	NSCC/DTC Participant No.

In accordance with Miami International Securities Exchange, LLC ("MIAX Options" or the "Exchange") Rule 507, the Clearing Member authorizes the above Exchange Member to give up Clearing Member's NSCC/DTC Participant No. listed above on MIAX Options for the purposes of Rule 518, Interpretation & Policy .01. and Clearing Member has previously filed guarantees with the Exchange, it holds the Exchange harmless and assumes financial responsibility for all transactions on the Exchange resulting from orders, bids, offers and other messages that are transmitted to MIAX Options by such Exchange Member for trade settlement at the above-listed NSCC/DTC Participant No. of the Clearing Member even if orders, bids, offers or other messages transmitted to the Exchange by the Exchange Member through the foregoing MPID which is associated with the Clearing Member (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Member's credit parameters.

Previously filed Clearing Member Guarantees shall remain in effect until the Clearing Member submits a written notice of revocation to the Exchange and also advises the appropriate Exchange personnel by telephone of the revocation notice. Such notice shall be deemed effective once the Exchange confirms to the Clearing Member that its revocation instruction has been effected in the Exchange's operating system. A revocation shall in no way relieve a Clearing Member of responsibility for transactions guaranteed prior to the effective time of such Exchange-acknowledged revocation.

Name of Authorized Signatory of Exchange Member	Title
Signature of Authorized Signatory of Exchange Member	Date
Name of Authorized Signatory of Exchange Clearing Member	Title
Signature of Authorized Signatory of Exchange Clearing Member	Date

BY AFFIXING SIGNATURE BELOW, STOCK FACILITATING BROKER CONFIRMS THE COMPLETENESS OF THE EXCHANGE MEMBER'S APPLICATION FOR THIS STATED CLEARING PURPOSE.

Name of Authorized Signatory of Stock Facilitating Broker	Title
Signature of Authorized Signatory of Stock Facilitating Broker	Date

MIAX Options®

STOCK-TIED COMPLEX ORDER AUTHORIZATION

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Miami International Securities Exchange, LLC ("MIAX Options" or the "Exchange") Member Organizations should use this form to request participation in Complex Orders containing a stock component on MIAX Options. Please fill out this form in its entirety and return to MIAX Options Membership (see Section F below).

SECTION A – GENERAL MEMBER INFORMATION

Member Organization Name:

Contact name for questions related to this form:

CRD No.: | Phone:

Email:

SECTION B – ACCOUNT CONFIGURATION

Provide the following information for all MIAX Options account numbers that require configuration for trading Complex Order strategies with a stock component.

MIAX Options Account	Stock MPID	Clearing Firm	NSCC/DTCC Participant No.

SECTION C – CLEARING PATH

Check the desired clearing path for stock component. FINRA members MUST choose 1 or 3.

☐ 1. **ACT** – Requires Uniform Service Bureau/Executing Broker Agreement (AGU) with FINRA Transparency Services
☐ 2. **Direct to NSCC** – Requires Qualified Special Representative (QSR Form submitted via DTCC Portal) arrangement with FINRA
☐ 3. **Direct to NSCC with non-clearing report sent to ACT** – Requires both AGU and QSR Agreements

SECTION D – SIGNATURES

Authorized Signor Clearing Broker Dealer	Authorized Signor MIAX Options Member Organization
Print Name/Title	Print Name/Title
Date	Date

SECTION E – SUPPLEMENTAL MATERIAL

- ***FINRA Transparency Services Uniform Executing Broker Agreement (AGU)*** – FINRA member firms who wish to participate in the Complex Order System are required to execute this Agreement.
- ***QSR Arrangement (DTCC Portal)*** – Firms which are not a FINRA nor a MIAX Options member with no access to Act via its clearing broker dealer, must have its clearing broker dealer enter into this arrangement with FINRA.
- ***MPID & Session Request Form*** – Broker dealers that do not have an assigned MPID must request one by submitting this form to MIAX Options Membership.
- In accordance with Rule 518 Interpretation and Policy .01(a), to participate in stock-option order processing, a Member must give up a Clearing Member previously identified to and processed by the Exchange as a Designated Give Up for that Member, and which has entered into a *Uniform Executing Broker Agreement* with FINRA Transparency Services.

SECTION F – SUBMISSION

Please submit your completed form to: MIAX Options Membership, 7 Roszel Rd, 5th Floor, Princeton, NJ 08540 or electronically to membership@MIAXOptions.com. Questions may be directed to MIAX Options Membership at 609-897-1479.